SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2006

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F     T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No     T

ALTO PALERMO S.A. (APSA)

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated September 8, 2006 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires.

By letter dated September 8, 2006, the Company reported that:

We address you in connection with the matter referred to above and on behalf of Alto Palermo S.A. (APSA)

In said capacity, and pursuant to the regulations in force, we hereby request that you deem the following information for the twelve-month period ended June 30, 2006 duly received:

Result for the ordinary period	06/30/06	06/30/05
(twelve month period): income	44,679,032	33,255,400
Result for the extraordinary fiscal year
(twelve month period): income – loss	—	—
Income for the Period	44,679,032	33,255,400

Breakdown of Shareholders’ Equity:
Capital stock	78,196,263	78,042,363
Comprehensive capital adjustment	84,620,909	84,620,909
Additional paid-in capital and premium for trading of treasury stock	522,805,043	522,805,043
Appraisal write-ups	3,952,571	3,952,571
Legal reserve	10,655,238	8,992,468
Retained earnings	106,610,481	92,594,219
Total Shareholders’ Equity	806,840,505	791,007,573

Pursuant to section o) of the Regulations aforementioned, we inform that as of year-end, the capital stock of the COMPANY is $78,196,263.- whose share structure is divided in 781,962,632 nominative non-endorsable common shares of $0.10 par value each and each entitled to 1 vote, according to the following detail:

❖	IRSA Inversiones y Representaciones
	Sociedad Anónima	48,121,064	61.5%
❖	Parque Arauco S.A.	23,111,695	29.6%
❖	Other Shareholders	6,963,504	8.9%

In addition, pursuant to section p) of the Regulations aforementioned, we inform that, if all the note holders exercise their right to convert their securities into shares at year-end, the number of shares would amount to 222,818,289, all of them nominative non-endorsable common shares of $0.10 par value each and each entitled to 1 vote, according to the following detail:

❖	IRSA Inversiones y Representaciones
	Sociedad Anónima	145,303,622	65.2%
❖	Parque Arauco S.A	70,488,282	31.6%
❖	Other Shareholders	7,026,385	3.2%

For this calculation, the conversion price considered was 1 divided by the exchange rate of the end of the period.

Within the activities of the fiscal year the following are worthy of mention:

•	Operating income increased 58.1%, reaching Ps. 128.7 million on fiscal year 2006, while our net revenues increased 57.0%. The EBITDA was of Ps. 192.3 million, 37.7% higher than fiscal year 2005.

•	On July 7, 2006 we subscribed an agreement (subject to a due diligence) to acquire Córdoba Shopping, the tenth Shopping Center of the Company. Located in Villa Cabrera neiborhood in Córdoba city, Córdoba Shopping is a 35,000 square meters mall, and has 160 commercial units, 12 movie lounges and parking space for 1,500 vehicles. With this acquisition the Company continues implementing its regional expansion plan and strenghtens its commercial leadership.

•	At year-end, occupancy at our shopping centers reached 99.1%, while our tenants’ sales increased 33.9%.

•	During fiscal year ended June 30, 2006, our subsidiary Tarshop S.A. profits was increased 96.5% as of last fiscal year, increasing from Ps. 7.4 millions to Ps. 14.6 millions.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: September 8, 2006